SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

August 7, 2008

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG

Report on the first half of 2008

Interim consolidated financial statements for the six months ended June 30, 2008

Key Financials

	2008	2007	+/-	2008	2007	+/-
(million EUR)	H1	H1%		Q2	Q2%
Revenues	128.2	109.0	18%	65.6	45.2	45%
Gross profit	50.3	42.5	18%	25.8	18.3	41%
Gross margin	39%	39%	0 pp	39%	40%	-1 pp
Operating result (EBIT)	17.6	11.4	54%	8.9	3.2	178%
EBIT-margin	14%	10%	4 pp	14%	7%	7 pp
Net income	13.3	11.5	16%	7.4	3.8	94%
Net income margin	10%	11%	-1 pp	11%	8%	3 pp
Earnings per share - basic (€)	0.15	0.13	15%	0.08	0.04	100%
Earnings per share - diluted (€)	0.15	0.13	15%	0.08	0.04	100%
Free cash flow*	16.5	2.5	560%	3.7	8.5	-56%
Equipment Order Intake	158.0	90.8	74%	72.5	50.3	44%
Equipment Order Backlog (End of Period)	165.1	80.3	106%	165.1	80.3	106%

* Operating CF + Investing CF + Changes in Cash Deposits

Key Share Data

	H1/2008		H1/2007
	Shares	ADS	Shares	ADS
Closing Price (end of period), XETRA in EUR, NASDAQ in USD	6.53	10.29	6.48	8.70
Period High in EUR, USD	10.39	15.92	6.86	9.29
Period Low in EUR, USD	6.53	10.29	3.34	4.55
Number of shares issued (end of period)		90,894,616		90,171,292
Market capitalization (end of period), in million EUR, in million USD	593.5	935.3	584.3	784.5

Revenue Split

Forward-Looking Statements

This report may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate”, and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON’s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this report are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Interim Financial Report

1. Business Activity

The AIXTRON Group (“AIXTRON” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its direct sales organization and appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for coating semiconductor materials, process engineering, consulting and training, including ongoing customer support.

AIXTRON supplies to customers both full production-scale chemical vapor deposition systems and small scale systems for Research and Development use and small-scale production use.

AIXTRON’s product range includes customized production and research scale compound semiconductor systems capable of depositing material films on up to 95 x two-inch diameter wafers per single production run, or smaller multiples of 4 to 6 inch diameter wafers, employing Metal-Organic Chemical Vapor Deposition (MOCVD) or organic thin film deposition on up to Gen. 3.5 substrates, including Parylene Vapor Phase Deposition (PVPD) or Organic Vapor Phase Deposition (OVPD®) for Organic Light Emitting Diodes (“OLED”) applications or Plasma Enhanced Chemical Vapor Phase Deposition (PECVD) for depositing complex Carbon Nanostructures (Carbon Nanotubes or Nanowires). AIXTRON also manufactures full production and research scale deposition systems for silicon semiconductor market applications capable of depositing material films on wafers of up to 300 mm diameter, employing technologies such as: Chemical Vapor Deposition (“CVD”), Atomic Vapor Deposition (“AVD®”) and Atomic Layer Deposition (“ALD”).

2. Important Events during the Reporting Period

Rising revenues, driven by market demand, support guidance

Despite a further 7.5% weakening of the US-Dollar and fears of an extended recession in the USA, AIXTRON’s business continued to develop positively in the first six months of 2008, leading to significantly increased year-on-year revenue (EUR 128.2m, up by 18%) and EBIT (EUR 17.6m, up by 54%) figures. The healthy order backlog of EUR 165.1m supports a progressively increasing manufacturing output, supporting Management confidence in its full-year revenue and EBIT guidance (EUR 270-300m; 10-12%).

85% penetration of higher margin common platform systems

In H1/2008, the percentage of the latest generation common platform system orders, grew to 85% of the total compound semiconductor system orders received in this half year (Q2/2008: 91%). The positive margin effect of increased sales of these latest generation systems is helping to partially offset the negative effect of the weakening US dollar. The rapid market penetration of these high capacity MOCVD systems has been sustained by long-term purchase orders from important LED market-players such as Epistar, Samsung and many other prominent customers. With the industry’s ongoing expansion of LED production capacity, these larger market players are taking the investment initiative, especially for emerging LED-backlighting applications.

New substantial customers

In H1/2008 AIXTRON has received enquiries and orders from new large customers from adjacent sectors, interested in participating in the growth potential of the LED market. Some silicon semiconductor manufacturers have expressed interest in investing in LED equipment, to pursue a horizontal diversification strategy. Moreover, several Taiwanese LCD manufacturers have recently announced their vertical integration intent by placing direct purchase orders for MOCVD-systems.

Further increasing adoption of LED backlighting technologies

Several high-profile, premium manufacturers are currently selling LED backlit laptops, including Toshiba, Fujitsu, Sony and Apple, the latter of whom offer both the new MacBook Air and most of their top-end MacBook Pro laptops with LED backlighting. In 2007, according to market analysts at iSuppli, only 2.8 million or 4.7% of all laptop PCs sold contained LED backlights, replacing CCFL (cold-cathode fluorescent lamps). For 2008, iSuppli predict a six-fold increase in sales to 17.4 million units. AIXTRON’s H1/2008 order intake reflects this increasing rate of adoption: LED production tools represent 83% of AIXTRON’s total order intake, versus 65% in H1/2007.

Low order intake for silicon equipment mirrors depressed memory market conditions

As expected, the order intake for AIXTRON silicon deposition equipment decreased in the first half of 2008 to only 5% of total order intake, due to suppressed capital spending of AIXTRON’s NAND flash memory and DRAM production customers. In the second half of 2008, AIXTRON will launch new system technology aimed at both the memory and the logic market.

First stage customer acceptance of new market production tool

In June 2008, AIXTRON delivered the first Gen 3.5 large-area deposition tool to Plastic Logic Ltd. The system delivery marks the first stage of the customer acceptance test procedure and provides evidence of AIXTRON’s ability to diversify its core gas phase deposition technology into new emerging market opportunities. The tool will be installed at Plastic Logic’s Dresden facility during the second half of the year, and will be used to deposit the key organic dielectric layer within their manufacturing process for flexible organic TFT backplanes for use in electronic paper applications.

Development of further improved solar cell applications

As part of AIXTRON’s ongoing R&D activities, the EU-funded “APOLLON” project was formally started in May 2008, further emphasizing AIXTRON’s ability and desire to diversify its core technology. The project consortium consists of partners from the energy industry and end users, SMEs and research centers. The R&D project aims at the improvement of concentrator solar cells (i.e. increased efficiency, reliability and reduced cost) to prepare the industry for cost-effective mass production. AIXTRON’s contribution will be to modify and develop its equipment and processes such that concentrating III-V based cell efficiency can be improved to the point of becoming commercially viable.

3. Results of Operations

3.1. Development of Revenues

During the first six months of 2008, AIXTRON recorded revenues of EUR 128.2m, an increase of EUR 19.2m, or 18%, compared to EUR 109.0m in the previous year. This year-on-year revenue growth was strongly supported by higher Q2/2008 revenues, which increased by 45% compared to Q2/2007 despite the further weakening of the US-Dollar. The increase in revenues was largely due to increasing sales of compound semiconductor deposition equipment, predominantly for the production of LEDs (H1/2008: EUR 104.9m or 82% of total revenues; H1/2007: EUR 71.8m or 66%). For silicon semiconductor deposition equipment, revenues from NAND-Flash and DRAM-production systems decreased, due to suppressed capital spending by AIXTRON’s customers, to EUR 10.0m or 8% of total revenues (H1/2007: EUR 24.1m or 22%).

Equipment sales generated 90% of revenues in H1/2008 versus 88% in H1/2007. The remaining revenues were generated by sales of spare parts and service.

	2008		2007		+/-
	H1		H1
Revenues by Technology	m EUR	%	m EUR	%	m EUR	%
Revenues	128.2	100%	109.0	100%	19.2	18%
of which from sale of silicon semiconductor equipment	10.0	8%	24.1	22%	-14.1	-58%
of which from sale of compound semiconductor equipment and other equipment (OVPD®, SiC)	104.9	82%	71.8	66%	33.1	46%
of which other revenues (service, spare parts, etc.)	13.3	10%	13.1	12%	0.2	2%

87% of total revenues in H1/2008 (H1/2007: 86%) were delivered to customers in Asia. The remaining revenues were generated in Europe and in the U.S.

	2008		2007		+/-
	H1		H1
Revenues by Region	m EUR	%	m EUR	%	m EUR	%
Asia	111.2	87%	94.0	86%	17.2	18%
Europe	7.0	5%	4.7	4%	2.3	49%
USA	10.0	8%	10.3	10%	-0.3	-3%
Total	128.2	100%	109.0	100%	19.2	18%

3.2. Development of Results

	2008		2007		+/-
	H1		H1
Cost Structure	m EUR	% Revenues	m EUR	% Revenues	m EUR	%
Cost of Sales	77.8	61%	66.5	61%	11.3	17%
Gross profit	50.3	39%	42.5	39%	7.8	18%
Operating Costs	32.8	26%	31.1	29%	1.7	6%
Selling expenses	14.6	11%	11.5	11%	3.1	27%
General and administration expenses	9.2	7%	8.3	8%	0.9	11%
Research and development costs	14.1	11%	14.2	13%	-0.1	-1%
Net other operating (income) expenses	(5.1)	4%	2.9	3%	2.2	76%

Cost of sales increased year on year by 17% in absolute terms from EUR 66.5m in H1/2007 to EUR 77.8m in H1/2008, whilst cost of sales relative to revenues remained stable at 61%, despite the unfavorable US-Dollar exchange rate movement (minus 13% year on year). Part of the negative US-Dollar effect was recovered from a more favorable product-mix with a higher revenue element from the latest generation platform-based deposition equipment, in addition to the increased volume effect (an 18% revenue increase YoY).

Consequently, the Company’s gross profit increased, in line with revenues and cost of sales, by 18% to EUR 50.3m in H1/2008 (H1/2007: EUR 42.5m), resulting in a stable gross margin of 39%.

In the first half of 2008, operating costs increased by 6% to EUR 32.8m in absolute terms. However, operating costs, relative to revenues, decreased from 29% in H1/2007 to 26% in H1/2008, due to the following factors.

The increase of selling expenses by 27% to EUR 14.6m (H1/2007: EUR 11.5m) was due to variable sales commissions and volume related warranty provisions. Selling costs relative to revenues remained relatively stable at 11%.

General and administration expenses increased by 11% to reach EUR 9.2m in H1/2008 (H1/2007: EUR 8.3m) due to variable profit related remuneration. Overall, general and administration expenses relative to revenues decreased to 7% in H1/2008 (H1/2007: 8%).

Research and Development costs remained unchanged in the first half of 2008 compared to the same period last year. This was due to a marginal reduction in depreciation and delayed timing of project material expenditures, offsetting the increased personnel expenses.

	2008	2007	+/-
Key R&D Information	H1	H1%
R&D expenses (million EUR)	14.1	14.2	-1%
R&D expenses, % of sales	11%	13%
R&D employees (period average)	215	195	10%
R&D employees, % of total headcount (period average)	35%	34%

Net other operating income and expenses increased by EUR 2.2m or 76% to EUR 5.1m in the first half of 2008, from EUR 2.9m in H1/2007. Included in net other operating income and expenses are exchange rate gains of EUR 3.4m and R&D funding of EUR 1.0m.

The operating income EBIT rose 54% from EUR 11.4m in H1/2007 to EUR 17.6m in H1/2008, driven largely by the 18% increase in sales.

Result before taxes increased 58% from EUR 12.1m in H1/2007 to EUR 19.1m in H1/2008, in line with EBIT and higher interest income resulting from higher cash balances.

AIXTRON recorded a tax expense of EUR 5.7m or 30% of the profit before tax in the first half of 2008. In comparison, the H1/2007 tax charge was particularly low (EUR 0.6m or 5% of the profit before taxes) due to the recognition of tax losses in the period.

The H1/2008 net income was EUR 13.3m, 16% up from the EUR 11.5m in H1/2007.

3.3. Development of Orders

	2008		2007		+/-
	H1		H1
Equipment Orders	m EUR	%	m EUR	%	m EUR	%
Equipment order intake	158.0	100%	90.8	100%	67.2	74%
of which silicon semiconductor equipment	8.4	5%	22.7	25%	-14.3	-63%
of which compound semiconductor equipment and other equipment (OVPD®, SiC)	149.6	95%	68.1	75%	81.5	120%
Equipment order backlog (end of period)	165.1	100%	80.3	100%	84.8	106%
of which silicon semiconductor equipment	3.8	2%	6.5	8%	-2.7	-42%
of which compound semiconductor equipment and other equipment (OVPD®, SiC)	161.3	98%	73.8	92%	87.5	119%

Due to the sustained strong demand for compound semiconductor equipment required to satisfy LED end applications, the order intake for compound equipment rose significantly by 120% to EUR 149.6m from EUR 68.1m in H1/2007, and consequently represents 95% of the total value of equipment orders received by AIXTRON in the first six months of 2008 (75% in H1/2007). The proportion of orders received for silicon semiconductor equipment, compared to total equipment orders received in the first half of 2008, dropped to 5%, from 25% in H1/2007. In absolute numbers, the order intake for silicon semiconductor equipment decreased, due to a worsening market environment, by 63% to EUR 8.4m in H1/2008 from EUR 22.7m in H1/2007.

The equipment order backlog has improved by 106% from EUR 80.3m as of June 30, 2007 to a level of EUR 165.1m at June 30, 2008. Nearly 80% of this is due for delivery before the end of 2008, the remainder being due as revenue in the first half of 2009. The order backlog of silicon semiconductor equipment decreased by 42% to EUR 3.8m as of June 30, 2008. The remaining June 30, 2008 backlog figure of EUR 161.3m (or a 98% share) is made up of compound system orders and represents a 119% increase year on year.

AIXTRON records only those systems as order intake and order backlog, for which the Company has received a firm purchase order, an appropriate deposit and a customer-confirmed delivery date.

4. Financial Position and Net Assets

The Company recorded no bank borrowings as of June 30, 2008 and December 31, 2007.

The equity ratio reduced to 62% as of June 30, 2008, from 67% as of December 31, 2007, principally due to EUR 6.3m dividends being paid to shareholders and the effects of foreign exchange translation differences.

The AIXTRON Group’s capital expenditures of the first half of 2008 amounted to EUR 5.7m compared to EUR 1.7m in H1/2007, of which EUR 5.0m were related to purchases of technical equipment (including testing and laboratory equipment) and EUR 0.7m were related to intangible assets.

Compared to December 31, 2007, cash and cash equivalents including cash deposits increased by 15%, from EUR 76.7m (EUR 71.9m + EUR 4.8m) to EUR 87.9m (EUR 57.7m + EUR 30.2m) as of June 30, 2008. This increase in liquidity was achieved through increased profitability and increased customer deposits, despite the increase in working capital and the payment of a dividend.

The value of property, plant and equipment increased slightly (EUR 36.6m as per June 30, 2008; EUR 35.1m as of December 31, 2007), with some investments in technical equipment.

The decrease in recorded goodwill from EUR 59.0m as per December 31, 2007 to EUR 55.0m as per June 30, 2008 resulted from currency translation adjustments. There were no additions or impairments in the first half of 2008.

The value of other intangible assets decreased from EUR 12.5m as per December 31, 2007 to EUR 10.9m as per June 30, 2008. Differences arose from currency effects.

Trade receivables increased slightly from EUR 33.5m as of December 31, 2007 to EUR 34.3m as of June 30, 2008.

5. Opportunities and Risks

AIXTRON believes that the following market trends and opportunities of the relevant end user markets could have a positive effect on future business:

Short Term

•                  Continuing increase of capacity for the production of LED backlighting for LCD-Screens (liquid crystal displays) and high-performance laser products.

•                  Further increased adoption of LEDs in automotive (e.g. interior lighting, headlights and rear lights), street lighting or other applications.

Mid Term

•                  Further development progress leading to a broader application of LEDs in general/interior lighting.

•                  Increased emergence of high volume Silicon Carbide (SiC) production applications and emerging hybrid automotive and photovoltaic transistor applications.

•                  Development of plastic electronics/ flexible organic TFT backplanes.

•                  Development of next generation NAND and DRAM memory applications.

•                  Increased development activity for specialized compound solar cell applications.

Long Term

•                  Progress in research activities leading to technologies for OLED lighting and organic material large area deposition.

•                  Intensified activity in the development of new complex semiconductor material applications as substituting materials in the silicon semiconductor industry.

•                  Development of new applications using Carbon Nanostructures (Carbon Nanotubes or Carbon Nanowires).

AIXTRON is exposed to a series of risks which are described in detail in chapter 7. “Risk Report” of the Annual Report 2007 and in the section “Risk Factors” in AIXTRON’s 2007 20-F-Report, which has been filed with the U.S. Securities and Exchange Commission on March 13, 2008. Copies of the Company’s most recent Annual Report and Form 20-F are available on the Company’s website at http://www.aixtron.com (sections “Investors/Reports” and “Investors/US-Listing”), as well as on the SEC’s website at http://www.sec.gov. During the first six months of 2008, AIXTRON Management was not aware of any significant additions or changes in the risks as described in the 2007 Annual Report/20-F-Report referred to above.

6. Outlook

Based on a solid order backlog as of June 30, 2008 and healthy demand for AIXTRON’s compound semiconductor deposition equipment in the first half of the year, the Company confirms both its 2008 revenue and EBIT guidance (EUR 270-300m; 10-12%).

AIXTRON remains confident of the short, medium and long-term prospects of the targeted markets. With the currently positive outlook for LED applications, the Company anticipates healthy revenue levels in the short to mid term. The Company remains confident in the medium to long-term trend towards the increasing adoption of LED technology and the consequent positive effect on order intake.

Due to the large proportion of orders denominated in US-Dollars, the Company realizes that any weakening of the US-Dollar/Euro exchange rate will adversely affect the level of revenues and net result generated.

In the remaining months of 2008, the Company plans to continue to invest in laboratory equipment and further implementation of a group-wide SAP Enterprise Software System. As at June 30, 2008, AIXTRON had no binding agreements for participation financing, Company acquisition or transfers of parts of the Company.

Following the increased business activity level and positive cash flow development, the Company has sufficient funds to be able to support the planned business activities in the foreseeable future.

Interim Financial Statements

1. Consolidated Income Statement

in EUR thousands, except per share amounts and amount of shares	H1 2008*	H1 2007*	+/-	Q2 2008*	Q2 2007*	+/-
Revenues	128,168	109,003	18%	65,577	45,199	45%
Cost of sales	77,827	66,539	17%	39,745	26,914	48%
Gross profit	50,341	42,464	19%	25,832	18,285	41%

Selling expenses	14,578	11,529	26%	6,549	4,649	41%
General and administration expenses	9,254	8,316	11%	4,751	4,061	17%
Research and development costs	14,062	14,185	-1%	7,229	7,058	2%
Other operating income	5,942	3,206	85%	1,846	692	167%
Other operating expenses	836	262	219%	248	24	933%
Operating result	17,553	11,378	54%	8,901	3,185	179%

Interest income	1,541	728	112%	866	416	108%
Interest expense	38	8	375%	31	5	520%
Net interest	1,503	720	109%	835	411	103%
Result before taxes	19,056	12,098	58%	9,736	3,596	171%

Taxes on income	5,710	642	789%	2,318	-236	n/a

Net income for the period (after taxes)	13,346	11,456	16%	7,418	3,832	94%

Basic earnings per share (EUR)	0.15	0.13	15%	0.08	0.04	100%
Diluted earnings per share (EUR)	0.15	0.13	15%	0.08	0.04	100%

Weighted average number of shares used in computing per share amounts:
Basic	89,259,746	88,046,913		89,379,959	88,212,724
Diluted	90,480,335	88,790,486		90,656,505	89,182,150

Statement of recognized income and expenses	TEUR	TEUR	TEUR	TEUR
Net income/loss for the period	13,346	11,456	7,418	3,832
Foreign currency translation adjustments	-6,253	-1,882	-40	-790
Derivative financial instruments	-312	-151	1,142	-24
Total recognized income and expenses for the period	6,781	9,423	8,520	3,018

* unaudited

2. Consolidated Balance Sheet

in EUR thousands	30/06/2008 *	31/12/2007	30/06/2007*
ASSETS
Property, plant and equipment	36,583	35,121	33,924
Goodwill	55,047	58,974	63,821
Other intangible assets	10,931	12,508	13,589
Investment property	4,908	4,908	4,908
Other non-current assets	657	745	663
Deferred tax assets	3,475	4,773	6,102
Tax assets	496	437	486
Total non-current assets	112,097	117,466	123,493
Inventories	82,015	60,013	50,484
Trade receivables less allowance of kEUR 396 (2007: Dec.kEUR 567; Jun. kEUR 368)	34,341	33,490	25,577
Current tax assets	293	59	307
Other current assets	8,748	9,025	7,891
Other financial assets	30,198	4,831	0
Cash and cash equivalents	57,704	71,943	53,881
Total current assets	213,299	179,361	138,140
TOTAL ASSETS	325,396	296,827	261,633

LIABILITIES AND SHAREHOLDERS’ EQUITY
Subscribed capital No. of shares: 89.154.385 (2007: Dec. 89,138,905; Jun. 88.576.117)	89,677	89,139	88,576
Additional paid-in capital	105,551	102,562	99,547
Retained earnings	20,859	13,845	8,051
Income and expenses recognized in equity	-13,756	-7,192	35
TOTAL SHAREHOLDERS´ EQUITY	202,331	198,354	196,209
Provisions for pensions	938	878	1,008
Other non-current liabilities	71	71	73
Other non-current accruals and provisions	1,253	1,496	1,817
Total non-current liabilities	2,262	2,445	2,898
Trade payables	26,919	23,761	21,697
Advanced payments from customers	65,016	49,988	24,689
Other current accruals and provisions	21,008	16,473	12,576
Other current liabilities	1,919	1,303	1,861
Current tax liabilities	5,846	4,254	1,257
Convertible bonds	0	0	1
Deferred revenues	95	249	445
Total current liabilities	120,803	96,028	62,526
TOTAL LIABILITIES	123,065	98,473	65,424
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	325,396	296,827	261,633

* unaudited

3. Consolidated Statement of Cash Flows

in EUR thousands	H1 2008*	H1 2007*	Q2 2008*	Q2 2007*
Cash inflow from operating activities
Net income for the period (after taxes)	13,346	11,456	7,418	3,832
Reconciliation between net result and cash inflow/outflow from operating activities
Expense for stock options	957	628	434	360
Impairment expense	0	332	0	332
Depreciation and amortization expense	4,883	4,969	2,447	2,478
Result from disposal of property, plant and equipment	16	24	8	24
Deferred income taxes	1,295	-720	-739	-908
Other non-cash expenses	1,025	509	36	250

Changes to assets and liabilities
Inventories	-24,162	2,253	-14,290	-4,044
Trade receivables	-2,299	1,707	-1,789	8,152
Other Assets	-603	-3,290	3,210	-1,085
Trade payable	4,002	-8,119	1,306	-1,059
Provisions and other liabilities	7,585	1,256	4,477	-671
Deferred revenues	-142	-74	-119	-113
Non-current liabilities	-86	-144	-41	-71
Advanced payments from customers	16,472	-6,622	3,497	2,275
Cash inflow/outflow from operating activities	22,289	4,165	5,855	9,752

Cash outflow/inflow from investing activities
Capital expenditures in property, plant and equipment	-5,047	-1,368	-1,726	-887
Capital expenditures in intangible assets	-731	-347	-475	-328
Cash deposits at banks (maturity greater than 3 months)	-25,368	2,781	-10,825	0
Cash outflow/inflow from investing activities	-31,146	1,066	-13,026	-1,215

Cash inflow from financing activities
Exercise of stock options	2,570	2,215	2,554	1,759
Dividends paid	-6,331	0	-6,331	0
Cash inflow from financing activities	-3,761	2,215	-3,777	1,759
Effect of changes in exchange rates on cash and cash equivalents	-1,621	-316	7	-140

Net change in cash and cash equivalents	-14,239	7,130	-10,941	10,156
Cash and cash equivalents at the beginning of the period	71,943	46,751	68,645	43,725
Cash and cash equivalents at the end of the period	57,704	53,881	57,704	53,881

Cash paid for interest	78	4	75,651	315
Cash received for interest	1,361	719	700	414
Cash paid for income taxes	2,815	552	553	761
Cash received for income taxes	0	200	0	200

* unaudited

4. Development of Consolidated Equity

			Income and expense recognized directly in equity
Consolidated Statement of Changes in Shareholders’ Equity * in EUR thousands	Subscribed Capital under IFRS	Additional Paid-in Capital	Currency translation	Derivative Financial Instruments	Retained Earnings		Total Share- holders’ Equity
Balance at January 1, 2008	89,139	102,562	-8,383	1,191	13,845		198,354

Net income for the period					13,346		13,346
Dividends to shareholders					-6,332		-6,332
Expense for stock options		957					957
Exercise of stock options	538	2,032					2,570
Currency translation			-6,253				-6,253
Derivative financial instruments				-312			-312
Balance at June 30, 2008	89,677	105,551	-14,636	879	20,860	**	202,331	**

Balance at January 1, 2007	87,836	97,444	1,549	519	-3,406		183,942

Net income for the period					11,456		11,456
Expense for stock options		628					628
Exercise of stock options	740	1,475					2,215
Foreign currency translation adjustment			-1,882				-1,882
Derivative financial instruments				-151			-151
Balance at June 30, 2007	88,576	99,547	-333	368	8,051	**	196,209	**

* unaudited

** rounded

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON AG has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

It was not audited according to §317 HGB or reviewed by a certified auditor.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2007.

The consolidated interim financial statements of AIXTRON AG include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale, California (USA); AIXTRON Ltd., Cambridge (United Kingdom); Epigress AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON KK, Tokyo (Japan); and AIXTRON Taiwan Co. Ltd., Hsinchu-City (Taiwan). There were no significant changes in the consolidated group of companies in comparison with December 31, 2007.

2. Segment Reporting

The following segment information has been prepared in accordance with IAS 14 “Segment Reporting”. As AIXTRON has only one business segment, the segment information provided relates only to the Company’s geographical segments, this being secondary segment information.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments
(thousand EUR)		Asia	Europe	USA	Group
Revenues realized with third parties	2008	111,162	6,973	10,033	128,168
H1	2007	94,015	4,686	10,302	109,003
Segment assets (property, plant and equipment)	2008	134	32,023	4,426	36,583
Jun-30	2007	257	30,295	3,371	33,923

3. Stock Option Plans

In the first half of 2008, stock options held by AIXTRON’s employees and Executive Board members and representing the right to receive AIXTRON AG common shares or AIXTRON AG American Depositary Shares (ADS) developed as follows:

Option Holdings

AIXTRON ordinary shares	Jun-30, 2008	Exercise	Expired/ Forfeited	Allocation	Dec. 31, 2007
stock options	3,805,314	450,403	72,165	—	4,327,882
underlying shares	4,477,489	—	—	—	5,003,027

AIXTRON ADS	Jun-30, 2008	Exercise	Expired/ Forfeited	Allocation	Dec. 31, 2007
stock options	158,092	87,477	1,530	—	247,099
underlying shares	158,092	87,477	1,530	—	247,099

As part of the Genus Inc. acquisition transaction, which was completed in March 2005, a trust for the employee stock options of the Genus employees was set up, into which an appropriate number of AIXTRON ADSs were deposited.

4. Employees

The total number of employees rose from 586 on June 30, 2007 to 614 persons on June 30, 2008.

	2008		2007		+/-
Employees by Region	Jun-30%		Jun-30%		abs.	%
Asia	87	14%	81	14%	6	7%
Europe	414	68%	374	64%	40	11%
USA	113	18%	131	22%	-18	-14%
Total	614	100%	586	100%	28	5%

	2008		2007		+/-
Employees by Function	Jun-30%		Jun-30%		abs.	%
Sales and Service	188	31%	183	31%	5	3%
Research and Development	216	35%	202	35%	14	7%
Manufacturing	134	22%	131	22%	3	2%
Administration	76	12%	70	12%	6	9%
Total	614	100%	586	100%	28	5%

5. Management

As compared to December 31, 2007, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of June 30, 2008.

6. Related Party Transactions

AIXTRON did not conclude or carry out any material transactions with related parties.

7. Post-Balance Sheet Date Events

There were no business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after June 30, 2008, of which the Management is aware.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the six months ended June 30, 2008 give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Aachen, August 2008

AIXTRON Aktiengesellschaft, Aachen

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON AG

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: August 7, 2008

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	CFO